SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

Fastly, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.00002 per share

(Title of Class of Securities)

31188V100

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 31188V100	13G

1.	Names of Reporting Persons Artur Bergman
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Sweden

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 9,225,525(1)(2)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 9,225,525(1)(2)
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,225,525(1)(2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 8.1%(2)(3)(4)
12.	Type of Reporting Person (see instructions) IN
(1)

Consists of (i) 6,041,373 shares of Class B common stock held by Mr. Bergman, (ii) 1,511,447 shares of Class B common stock held The Artur Bergman 2019 Annuity Trust One, of which the reporting person is trustee, (iii) 711,269 shares of Class B common stock held by The Artur Bergman 2019 Annuity Trust Two, of which the reporting person is trustee, (iv) 42,602 shares of Class A common stock issuable upon the vesting of restricted stock units within 60 days of December 31, 2020 and (v) options to purchase 918,834 shares of Class B common stock, which are exercisable within 60 days of December 31, 2020.

(2)

Each share of Class A common stock is entitled to one vote and each share of Class B common stock is entitled to ten votes. Each share of Class B common stock is convertible into one share of Class A common stock at any time at the option of the holder and upon the occurrence of certain other events as described in the Issuer’s Amended and Restated Certificate of Incorporation. In addition, each share of Class B common stock will automatically convert into one share of Class A common stock upon any transfer, except for certain permitted transfers described in the Issuer’s Amended and Restated Certificate of Incorporation.

(3)

The percent of class was calculated based on 104,178,933 outstanding shares of Class A common stock (assuming the conversion of the 9,182,923 shares of Class B Common Stock held by the reporting person) as of December 31, 2020. If the outstanding number of shares included both Class A common stock and Class B common stock, the percentage would be 8.0%.

(4)

The percentage reported does not reflect the ten for one voting power of the Class B common stock. The 9,182,923 shares of Class B common stock and 42,602 shares of Class A common stock held by the reporting person represent 42.4% of the aggregate combined voting power of the Class A common stock and Class B common stock as of December 31, 2020.

CUSIP No. 31188V100	13G

1.	Names of Reporting Persons The Artur Bergman 2019 Annuity Trust One
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 1,511,447(1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 1,511,447(1)
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,511,447(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 1.4%(1)(2)(3)
12.	Type of Reporting Person (see instructions) OO
(1)

Each share of Class A common stock is entitled to one vote and each share of Class B common stock is entitled to ten votes. Each share of Class B common stock is convertible into one share of Class A common stock at any time at the option of the holder and upon the occurrence of certain other events as described in the Issuer’s Amended and Restated Certificate of Incorporation. In addition, each share of Class B common stock will automatically convert into one share of Class A common stock upon any transfer, except for certain permitted transfers described in the Issuer’s Amended and Restated Certificate of Incorporation.

(2)

The percent of class was calculated based on 104,178,933 shares of Class A common stock (assuming the conversion of the 1,511,447 shares of Class B Common Stock held by the reporting person) as of December 31, 2020. If the outstanding number of shares included both Class A common stock and Class B common stock, the percentage would be 1.3%.

(3)

The percentage reported does not reflect the ten for one voting power of the Class B common stock. The 1,511,447 shares of Class B common stock held by the reporting person represent 7.3% of the aggregate combined voting power of the Class A common stock and Class B common stock as of December 31, 2020.

CUSIP No. 31188V100	13G

1.	Names of Reporting Persons The Artur Bergman 2019 Annuity Trust Two
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 711,269(1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 711,269(1)
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 711,269(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 0.7%(1)(2)(3)
12.	Type of Reporting Person (see instructions) OO
(1)

Each share of Class A common stock is entitled to one vote and each share of Class B common stock is entitled to ten votes. Each share of Class B common stock is convertible into one share of Class A common stock at any time at the option of the holder and upon the occurrence of certain other events as described in the Issuer’s Amended and Restated Certificate of Incorporation. In addition, each share of Class B common stock will automatically convert into one share of Class A common stock upon any transfer, except for certain permitted transfers described in the Issuer’s Amended and Restated Certificate of Incorporation.

(2)

The percent of class was calculated based on 104,178,933 shares of Class A common stock (assuming the conversion of the 711,269 shares of Class B Common Stock held by the reporting person) as of December 31, 2020. If the outstanding number of shares included both Class A common stock and Class B common stock, the percentage would be 0.6%.

(3)

The percentage reported does not reflect the ten for one voting power of the Class B common stock. The 711,269 shares of Class B common stock held by the reporting person represent 3.4% of the aggregate combined voting power of the Class A common stock and Class B common stock as of December 31, 2020.

Item 1(a).	Name of Issuer: Fastly, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices: 475 Brannan Street Suite 300 San Francisco, CA 94107

Item 2(a).	Name of Person Filing: Artur Bergman The Artur Bergman 2019 Annuity Trust One (“Trust One”) The Artur Bergman 2019 Annuity Trust Two (“Trust Two”)

Item 2(b).	Address of Principal Business Office or, if none, Residence: c/o Fastly, Inc. 475 Brannan Street Suite 300 San Francisco, CA 94107

Item 2(c).	Citizenship: Artur Bergman Sweden Trust One California Trust Two California

Item 2(d).	Title of Class of Securities: Class A common stock

Item 2(e).	CUSIP Number: 31188V100

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐ Insurance company as defined in section 3(a)19) of the Act (15 U.S.C. 78c);

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐ A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);

(k)	☐ Group, in accordance with §240.13d–1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J), please specify the type of institution: ____

Ownership

The following information with respect to the ownership of Class A common stock by the Reporting Person filing this statement on Schedule 13G is provided as of December 31, 2020:

Reporting Person	Class A Common Stock Held Directly	Class B Common Stock Held Directly	(a) Amount Beneficially Owned	(b) Percent of Class	(c) Number of shares as to which such person has:
					(i) Sole Voting Power	(ii) Shared Voting Power	(iii) Sole Dispositive Power	(iv) Shared Dispositive Power
Artur Bergman(1)(2)(3)	42,602	9,182,923	9,225,525	8.1%	9,225,525	0	9,225,525	0
Trust One(2)(4)	0	1,511,447	1,511,447	1.4%	1,511,447	0	1,511,447	0
Trust Two(2)(5)	0	711,269	711,269	0.7%	711,269	0	711,269	0

(1)

Consists of (i) 6,041,373 shares of Class B common stock held by Mr. Bergman, (ii) 1,511,447 shares of Class B common stock held The Artur Bergman 2019 Annuity Trust One, of which the reporting person is trustee, (iii) 711,269 shares of Class B common stock held by The Artur Bergman 2019 Annuity Trust Two, of which the reporting person is trustee, (iv) 42,602 shares of Class A common stock issuable upon the vesting of restricted stock units within 60 days of December 31, 2020 and (v) options to purchase 918,834 shares of Class B common stock, which are exercisable within 60 days of December 31, 2020.

(2)

Each share of Class A common stock is entitled to one vote and each share of Class B common stock is entitled to ten votes. Each share of Class B common stock is convertible into one share of Class A common stock at any time at the option of the holder and upon the occurrence of certain other events as described in the Issuer’s Amended and Restated Certificate of Incorporation. In addition, each share of Class B common stock will automatically convert into one share of Class A common stock upon any transfer, except for certain permitted transfers described in the Issuer’s Amended and Restated Certificate of Incorporation.

(3)

The percent of class was calculated based on 104,178,933 outstanding shares of Class A common stock (assuming the conversion of the 9,225,525 shares of Class B Common Stock held by the reporting person) as of December 31, 2020. If the outstanding number of shares included both Class A common stock and Class B common stock, the percentage would be 8.0%. The percentage reported does not reflect the ten for one voting power of the Class B common stock. The 9,182,923 shares of Class B common stock and 42,602 shares of Class A common stock held by the reporting person represent 42.4% of the aggregate combined voting power of the Class A common stock and Class B common stock as of December 31, 2020.

(4)

The percent of class was calculated based on 104,178,933 shares of Class A common stock (assuming the conversion of the 1,511,447 shares of Class B Common Stock held by the reporting person) as of December 31, 2020. If the outstanding number of shares included both Class A common stock and Class B common stock, the percentage would be 1.3%. The percentage reported does not reflect the ten for one voting power of the Class B common stock. The 1,511,447 shares of Class B common stock held by the reporting person represent 7.3% of the aggregate combined voting power of the Class A common stock and Class B common stock as of December 31, 2020.

(5)

The percent of class was calculated based on 104,178,933 shares of Class A common stock (assuming the conversion of the 711,269 shares of Class B Common Stock held by the reporting person) as of December 31, 2020. If the outstanding number of shares included both Class A common stock and Class B common stock, the percentage would be 0.6%. The percentage reported does not reflect the ten for one voting power of the Class B common stock. The 711,269 shares of Class B common stock held by the reporting person represent 3.4% of the aggregate combined voting power of the Class A common stock and Class B common stock as of December 31, 2020.

Ownership of 5 Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following  ☐.

Ownership of More than 5 Percent on Behalf of Another Person

Not Applicable

Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable

Identification and Classification of Members of the Group

Not Applicable

Notice of Dissolution of a Group

Not Applicable

Certification

Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 10, 2021

/s/ Artur Bergman
Artur Bergman

THE ARTUR BERGMAN 2019 ANNUITY TRUST ONE

/s/ Artur Bergman
Artur Bergman, Trustee

THE ARTUR BERGMAN 2019 ANNUITY TRUST TWO

/s/ Artur Bergman
Artur Bergman, Trustee